

September 26, 2012

<u>Via Facsimile</u>
Joseph C. Hayden
Principal Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, AZ 85714

> **Re:**   **Applied Energetics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-14015**

Dear Mr. Hayden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 1</u>

<u>Cautionary Note Concerning Forward-Looking Statements, page 1</u>

1. In future filings, please remove the statement "In making these forward-looking statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Reform Act of 1995" as the safe harbor of Section 21E of the Exchange Act is not available to penny stock issuers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Joseph C. Hayden
Applied Energetics, Inc.
September 26, 2012
Page 2

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel